Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Corporation:
Kingsway Financial Services Inc. (the “Company”) 45 St. Clair West Toronto, Ontario, M5V 1K9
Item 2.	Date of Material Change:
October 26, 2010 and November 1, 2010.
Item 3.	News Releases:
Press releases were disseminated through CNW Group on October 26, 2010 and November 1, 2010.
Item 4.	Summary of Material Changes:

On October 26, 2010, the Company announced that it had accepted subscription agreements relating to the going-public transaction (the "Proposed Transaction") involving American Insurance Acquisition Inc. (“AIAI”), American Country Insurance Company (“ACIC”), American Service Insurance Company (“ASI”) and JJR VI Acquisition Corp (“J6”).

The Company further announced on November 1, 2010, that it had completed funding on its offering of subscription receipts ("Subscription Receipts").  Approximately 4 million Subscription Receipts were issued by AIAI, a wholly-owned subsidiary of the Company, at a price of Cdn.$2.00 per Subscription Receipt for aggregate gross proceeds of approximately Cdn.$8 million.  The proceeds from the offering have been deposited by the Company into escrow to be released pending completion of the Proposed Transaction.

Upon completion of the Proposed Transaction, each Subscription Receipt will ultimately be exchanged for securities of  J6, to be renamed Atlas Financial Holdings, Inc. ("Atlas"), and ACIC and ASI will become wholly-owned subsidiaries of Atlas.

Item 5.	Full Description of Material Changes:

On October 26, 2010, the Company announced that it had accepted subscription agreements relating to the Proposed Transaction.

The Company further announced on November 1, 2010, that it had completed funding on its offering of Subscription Receipts.  Approximately 4 million Subscription Receipts were issued by AIAI, a wholly-owned subsidiary of the Company, at a price of Cdn.$2.00 per Subscription Receipt for aggregate gross proceeds of approximately Cdn.$8 million.  The proceeds from the offering have been deposited by the Company into escrow to be released pending completion of the Proposed Transaction.  ACIC and ASI are wholly-owned subsidiaries of AIAI.

Immediately prior to completion of the Proposed Transaction, the aggregate gross proceeds from the offering of Subscription Receipts will be released from escrow and will be exchanged for approximately 22% of the common equity of AIAI.  Kingsway will retain approximately 78% of the common equity of AIAI.  Upon completion of the Proposed Transaction, Kingway's common equity ownership will be reduced to less than 74% as a result of dilution from existing J6 shareholders.  Kingsway intends to limits its voting rights on any common equity held in excess of 30%.

Stilwell Value Partners V, LP and Oakmont Capital Inc., parties related to Kingsway, have each subscribed for approximately 500,000 Subscription Receipts (each representing approximately 3% of the common equity of AIAI, for an aggregate of approximately 6%).

Additionally, two executive officers of Kingsway, Scott Wollney and Leslie DiMaggio, subscribed for approximately 500,000 Subscription Receipts (representing approximately 3% of the common equity of AIAI) and 115,000 Subscription Receipts (representing less than 1% of the common equity of AIAI), respectively.  Other executives of Kingsway subsidiaries, Bruce Giles, Joe Shugrue and Paul Romano, also subscribed individually for amounts representing less than 1% of the value of AIAI.  All of these executives will be leaving Kingsway in connection with the Proposed Transaction and joining Atlas.

The board of directors of Kingsway considered and approved the sale of the Subscription Receipts. Terence M. Kavanagh and Gregory P. Hannon (executives of Oakmont Capital) and Joseph Stilwell (the managing member of Stilwell Value LLC, the general partner of Stilwell Value Partners V, LP) abstained from voting on the transaction.

The Company relied on exemptions from the formal valuation and minority approval requirements set out in Section 5.5(a) and 5.7(a) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions on the basis that neither the fair market value of Kingsway's 22% interest in AIAI at the time of the sale of Subscription Receipts, nor the fair market value of the consideration for, the transaction, insofar as it involved interested parties, exceeded 25% Kingsway's market capitalization.

Please see the press releases attached as Schedule “A” and Schedule “B”.

Item 6.	Reliance of Section 7.1(2) of National Instrument 51-102:
This report is not being filed on a confidential basis.
Item 7.	Omitted Information:
No information has been omitted on the basis that it is confidential.
Item 8.	Executive Officer:
Larry G. Swets, Jr., President and Chief Executive Officer
Item 9.	Date of Report:
November 5, 2010

SCHEDULE “A”

KINGSWAY AND JJR ANNOUNCE ACCEPTANCE OF SUBSCRIPTIONS
IN ATLAS GOING PUBLIC TRANSACTION

Toronto, Ontario - October 26, 2010 - Kingsway Financial Services Inc. (“Kingsway”) today accepted subscription agreements relating to the going-public transaction involving American Country Insurance Company (“ACIC”), American Service Insurance Company (“ASI”) and JJR VI Acquisition Corp (“J6”).  Upon receipt of appropriate approvals, and subsequent completion of the transaction, the publicly traded parent company will be called Atlas Financial Holdings Inc. (“Atlas”).

“This is an exciting opportunity for ACIC and ASI, as subsidiaries of Atlas, to build on the companies’ significant heritage and expertise as specialty commercial auto insurers,” commented Scott D. Wollney, who will leave Kingsway to become President & CEO of Atlas.  “Our outstanding team of employees are committed to working together with our agents and other business partners towards a successful future.”

Founded in 1925, to sell insurance for taxi cabs, ACIC is one of the oldest insurers of U.S. taxi and livery business. For more than 75 years, ACIC expanded its expertise in this and other areas of specialty commercial automobile insurance. In 1983, ASI began as a non-standard personal and commercial auto insurer writing business in the Chicago, Illinois area. For over 25 years, ASI developed expertise in the area of specialty auto insurance. Both companies distribute their insurance products through a network of retail independent agents. Together, ACIC and ASI are currently licensed to write property and casualty insurance in 47 states in the United States.

Certain executives who will be leaving Kingsway in connection with the Proposed Transaction as well as certain directors of Kingsway have entered into subscription agreements in connection with the proposed transaction.  The board of directors of Kingsway considered and approved the acceptance of the subscription agreements.
Completion of the proposed transaction is subject to a number of conditions including, but not limited to, execution of a definitive agreement in respect of the proposed transaction as well as acceptance and regulatory approval by the TSX Venture Exchange and the Illinois Department of Insurance. There can be no assurance that the proposed transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the proposed transaction, any information released or received with respect to the proposed transaction may not be accurate or complete and should not be relied upon.  Trading in the securities of a capital pool company should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disproved the contents of this press release.

This release does not constitute an offer for sale or the solicitation of an offer to buy the securities in the United States.

Notice on forward-looking statements:

This release includes forward-looking statements regarding J6, Kingsway, and their respective subsidiaries and businesses.  Such statements are based on the current expectations of the management of each entity. The forward-looking events and circumstances discussed in this release, including completion of the proposed transaction may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including risks regarding the insurance industry, economic factors and the equity markets generally.  No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and J6, Kingsway and their subsidiaries undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

J6 is a capital pool company governed by the policies of the TSX Venture Exchange. J6’s principal business is the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Jordan Kupinsky, Director of JJR VI Acquisition Corp. at 416-972-6574

or

Larry G. Swets, President and Chief Executive Officer of Kingsway Financial Services Inc. at 416-848-1171

SCHEDULE “B”

KINGSWAY AND JJR ANNOUNCE FUNDING OF ATLAS GOING PUBLIC TRANSACTION

Toronto, Ontario - November 1, 2010 - Kingsway Financial Services Inc. (“Kingsway”; TSX: KFS, NYSE: KFS) and JJR VI Acquisition Corp. (“J6”; TSXV: JVI.P) announced today that Kingsway has completed funding on its previously announced offering of subscription receipts.  Approximately 4 million  subscription receipts were issued by American Insurance Acquisition Inc. (“AIAI”), a wholly-owned subsidiary of Kingsway, at a price of Cdn.$2.00 per subscription receipt for aggregate gross proceeds of approximately Cdn.$8 million.  The proceeds from the offering of subscription receipts have been deposited by Kingsway into escrow to be released pending completion of the proposed going-public transaction involving AIAI, American Country Insurance Company (“ACIC”), American Service Insurance Company (“ASI”) and J6.  Upon completion of the proposed transaction, each subscription receipt will ultimately be exchanged for securities of  J6, to be renamed Atlas Financial Holdings Inc. (“Atlas”), and ACIC and ASI will become wholly-owned subsidiaries of Atlas.

Completion of the proposed transaction is subject to a number of conditions, including execution of a definitive agreement in respect of the proposed transaction as well as acceptance and regulatory approval by the TSX Venture Exchange and the Illinois Department of Insurance. There can be no assurance that the proposed transaction will be completed as proposed or at all.

Clarus Securities Inc., subject to completion of satisfactory due diligence, has agreed to act as sponsor in connection with the proposed transaction.  An agreement to sponsor should not be construed as any assurance with respect to the merits of the proposed transaction or the likelihood of completion.

Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the proposed transaction, any information released or received with respect to the proposed transaction may not be accurate or complete and should not be relied upon.  Trading in the securities of a capital pool company should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disproved the contents of this press release.

This release does not constitute an offer for sale or the solicitation of an offer to buy securities in the United States.

Notice regarding forward-looking statements:

This release includes forward-looking statements regarding J6, Kingsway, and its respective subsidiaries and businesses.  Such statements are based on the current expectations of the management of each entity. The forward-looking events and circumstances discussed in this release, including completion of the proposed transaction may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including risks regarding the insurance industry, economic factors and the equity markets generally.  No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and J6, Kingsway and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

J6 is a capital pool company governed by the policies of the TSX Venture Exchange. J6’s principal business is the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Jordan Kupinsky, Director of JJR VI Acquisition Corp. at 416-972-6574

or

Larry G. Swets, President and Chief Executive Officer of Kingsway Financial Services Inc. at 416-848-1171